AUTOMATIC YRT

REINSURANCE AGREEMENT

EFFECTIVE OCTOBER 1, 2008

BETWEEN

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

GREENWOOD VILLAGE, COLORADO, U.S.A.

- and -

THE CANADA LIFE ASSURANCE COMPANY

TORONTO, ONTARIO, CANADA

EXHIBITS

EXHIBIT 1.	REINSURANCE SPECIFICATIONS
EXHIBIT 2.	THE CEDING COMPANY’S RETENTION
EXHIBIT 3.	THE REINSURER’S AUTOMATIC PARTICIPATION LIMITS AND AUTOMATIC POOL BINDING LIMITS
EXHIBIT 4.	APPLICATION FOR REINSURANCE
EXHIBIT 5.	DEATH CLAIM FORM
EXHIBIT 6.	SELF ADMINISTRATION REPORTING REQUIREMENTS
EXHIBIT 7.	SELF ADMINISTRATION SUMMARY
EXHIBIT 8.	REINSURANCE RATES
EXHIBIT 9.	UNDERWRITING GUIDELINES AND REQUIREMENTS

THIS AGREEMENT, effective on the date provided herein, is made and entered into by and between:

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

a corporation organized under the laws of the State of Colorado,

(hereinafter referred to as “the Ceding Company”)

- and -

THE CANADA LIFE ASSURANCE COMPANY

a corporation organized under the laws of the Dominion of Canada,

(hereinafter referred to as “the Reinsurer”).

WHEREAS the Ceding Company is authorized to conduct the business of life insurance and is desirous of obtaining certain reinsurance facilities,

AND WHEREAS the Reinsurer is authorized to reinsure such business,

AND WHEREAS the parties hereto have agreed to enter into an arrangement wherein the Ceding Company shall obtain the desired reinsurance from the Reinsurer,

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the mutual covenants, promises and payments herein stated, the Ceding Company and the Reinsurer hereby agree as follows.

SECTION 1.	BASIS OF AGREEMENT

The reinsurance facilities provided under this Agreement apply only to the business set out in Exhibit 1, Reinsurance Specifications.

The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

All matters with respect to this Agreement require the utmost good faith of both parties.

SECTION 2.	REPRESENTATIONS AND WARRANTIES AND MATERIAL CHANGES

Each party represents and warrants to the other party that it is in compliance with all material applicable legislation and regulations, including without limitation, those relating to solvency, reserves and capitalization.

The Reinsurer has entered into this Agreement in reliance upon the Ceding Company’s representations and warranties.

The Ceding Company represents and warrants to the Reinsurer that it has provided the Reinsurer with all material information necessary with which to base coverage of the business reinsured hereunder which may include:

•	appropriate policy forms, contractual provisions, options, rate manuals,

•	application forms,

•	underwriting evidence age and amount requirements and preferred criteria,

•	exception guidelines,

•	underwriting guidelines and requirements (outlined in Exhibit 9) and underwriting manual(s) of record,

•	X factors (if applicable),

•	retention and automatic binding schedules,

•	reinstatement procedures,

•	distributions by risk categories,

•	conditional receipt and temporary insurance agreement conditions,

•	other information pertinent to the risk.

Without limiting the foregoing, should the Ceding Company engage in exceptional or uncustomary practices or subsequent material changes are made to such information provided to the Reinsurer for the business inforce, or for new business, the Ceding Company will inform the Reinsurer of such changes or action for its consideration and written approval.

The Ceding Company affirms that it shall apply its standard underwriting, administration and claims practices to the business reinsured under this Agreement.

The Ceding Company shall notify the Reinsurer of a change in the Ceding Company’s ownership or control.

If the Reinsurer has not consented in writing its acceptance of any variation of the foregoing, the Reinsurer reserves the right to decline reinsurance coverage on such policies and/or negotiate a corresponding adjustment of the reinsurance terms and conditions for the risks reinsured hereunder.

SECTION 3.	AUTOMATIC REINSURANCE

The Ceding Company will automatically cede to the Reinsurer a portion of the life insurance policies and supplementary benefits and riders attached to the base policies as listed in Exhibit 1, Reinsurance Specifications, subject to the terms of Exhibit 1.

The Reinsurer will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit 3, The Reinsurer’s Automatic Participation Limits, provided that:

(a)	The Ceding Company retains its quota share retention set out in Exhibit 2, The Ceding Company’s Retention, or otherwise holds its full retention on a life under previously issued inforce policies.

(b)	The Ceding Company is in compliance with Section 2, Representations and Warranties and Material Changes, for the plans listed in Exhibit 1, Reinsurance Specifications.

(c)	The issue age falls within those shown in Exhibit 1, Reinsurance Specifications.

(d)	The total of the new ultimate amount of reinsurance required including contractual increases and the amount already reinsured on that life, under this Agreement and all other agreements between the Reinsurer and the Ceding Company, does not exceed the Reinsurer’s Automatic Participation Limits set out in Exhibit 3, The Reinsurer’s Automatic Participation Limits.

(e)	The Jumbo Limit amount, as set out in Exhibit 1, Reinsurance Specifications, is not exceeded.

(f)	The life has not been or is not being submitted to the Reinsurer or any other company by the Ceding Company on a facultative basis.

(g)	The policy has been issued in accordance with the Ceding Company’s standard underwriting and administration practices.

For greater clarity, to the extent any of the foregoing conditions are not met, there shall be no automatic reinsurance of the proposed business under this Section and no action or notification by the Reinsurer shall be required to give effect to this.

SECTION 4.	FACULTATIVE REINSURANCE

The Ceding Company may submit any application on a plan or rider identified in Exhibit 1, Reinsurance Specifications, to the Reinsurer for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to the Reinsurer an Application for Facultative Reinsurance, providing the information outlined in Exhibit 4, Application for Reinsurance. Accompanying this Application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other information pertaining to the insurability of the risk. The Ceding Company also will notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to the Reinsurer. Failure to provide the information as outlined above to the Reinsurer will negate any facultative reinsurance offer.

After consideration of the Application for Facultative Reinsurance and related information, the Reinsurer will promptly inform the Ceding Company of its underwriting decision. The Reinsurer’s offer will expire at the end of 120 days from the date of receipt of the Application, unless otherwise specified by the Reinsurer.

If the underwriting decision is acceptable, the Ceding Company will notify the Reinsurer in writing of its acceptance of the offer.

The relevant terms and conditions of this Agreement will apply to those facultative offers made by the Reinsurer and accepted by the Ceding Company in accordance with this Section 4, Facultative Reinsurance.

Reservation of facilities in no way implies any acceptance of risk by the Reinsurer.

SECTION 5.	CONDITIONAL RECEIPT AND/OR TEMPORARY INSURANCE

Conditional receipt and/or temporary insurance shall not be reinsured under this Agreement.

SECTION 6.	RETAINED AMOUNTS

The Ceding Company may not reinsure the amount it has retained on the business covered hereunder on any basis whatsoever without the Reinsurer’s written consent.

SECTION 7.	COMMENCEMENT AND TERMINATION OF REINSURANCE LIABILITY

(a)	Automatic Reinsurance

The liability of the Reinsurer shall commence simultaneously with that of the Ceding Company.

The liability of the Reinsurer shall cease when the liability of the Ceding Company ceases.

(b)	Facultative Reinsurance

The liability of the Reinsurer shall commence when the Reinsurer has received written notification during the lifetime of the insured that its offer has been accepted by the Ceding Company in accordance with Section 4, Facultative Reinsurance.

The liability of the Reinsurer shall cease when the liability of the Ceding Company ceases.

SECTION 8.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

SECTION 9.	REPORTING OF REINSURANCE

On a monthly basis, the Ceding Company shall send to the Reinsurer a statement, together with its remittance, covering:

(a)	All outstanding new reinsurance for which acceptance has been sent,

(b)	Renewal reinsurance premiums for all policies with anniversary dates within such month, together with any adjustments in reinsurance premiums, and

(c)	Any change to the policy status.

All automatic and facultative reinsurance ceded in accordance with this Agreement shall be on a self-administered reporting basis as outlined in Exhibit 6, Self Administration Reporting Requirements.

Policies ceded shall be reported on an individual policy basis and should include an indicator to uniquely identify automatic and facultative policies.

The Ceding Company shall have the responsibility of maintaining adequate records for the administration of that portion of the reinsurance account and shall report business to the Reinsurer in accordance with requirements as outlined in Exhibit 6, Self Administration Reporting Requirements.

The Ceding Company must inform the Reinsurer of any delays or significant changes in the information provided, particularly in the file layout and in data values. The expectation is that the structure of the inforce file is consistent from period to period.

SECTION 10.	REINSURANCE BASIS AND AMOUNT AT RISK

Reinsurance ceded under this Agreement shall be on what is commonly known as the Yearly Renewable Term basis. The amount of reinsurance coverage shall be based upon the net amount at risk, that is, the face amount less a fund that represents the savings element in the policy. Basic policies and riders are included in determining the net amount at risk. The overriding principle involved is that the Reinsurer and the Ceding Company shall each continue to insure their original proportionate share of the amount of risk.

Amounts at risk shall be calculated as follows.

(a)	For the Ceding Company’s term plans, the amount at risk applicable to each policy year shall be the reinsured portion of the face amount applicable at the beginning of the policy year.

(b)	For the Ceding Company’s non-term plans, the net amount at risk applicable to each policy year shall be the death benefit reinsured less the cash value of the portion reinsured.

SECTION 11.	REINSURANCE RESERVES

For policies issued prior to January 1, 2009, the Reinsurer will hold, and the Ceding Company will take credit for, statutory reserves for the proportion of each policy reinsured [text redacted].

For policies issued on or after January 1, 2009, the Reinsurer will hold, and the Ceding Company will take credit for, statutory reserves for the proportion of each policy reinsured [text redacted].

SECTION 12.	REINSURANCE PREMIUMS

(a)	Annual Reinsurance Premiums

Reinsurance premiums shall be paid annually in advance on a policy year basis irrespective of the method of payment of premium on the policy. The Ceding Company will pay the Reinsurer the percentages of the premium rates shown in Exhibit 8, Reinsurance Rates.

(b)	Mortality Extras

This Agreement reinsures policies issued on a Guaranteed Issue basis, and as such, mortality extras are not applicable.

(c)	Flat Extra Reinsurance Premiums

This Agreement reinsures policies issued on a Guaranteed Issue basis, and as such, flat extras are not applicable.

(d)	Rate Guarantee Period

Reinsurance premium rates are guaranteed for a period of one year.

(e)	Accidental Death Benefit

This benefit shall not be reinsured under this Agreement.

(f)	Waiver of Premium

This benefit shall not be reinsured under this Agreement.

SECTION 13.	ACCOUNTS

(a)	Reinsurance Premiums

The reinsurance premiums are due on the policy commencement date in the first year and on the anniversary date thereafter. The Ceding Company shall remit the reinsurance premiums due the Reinsurer within 30 days following the month in which the policy commencement date or anniversary date occurred.

In the event that a reinsurance premium is not paid by the Ceding Company to the Reinsurer within the 30-day period, the reinsurance shall continue in force except as provided in (b) below and the Ceding Company shall pay to the Reinsurer the overdue reinsurance premium together with interest at the same rate as paid by the Ceding Company on delayed payment of claims, compounded annually from the due date of payment.

Any outstanding balances due from the Reinsurer to the Ceding Company shall be treated similarly.

Any reinsurance premium payment or reinsurance premium refund is calculated as of the day of the month in which it actually falls.

(b)	Non-Payment of Reinsurance Premiums

When the reinsurance premiums are unpaid after the 30-day period, the Reinsurer may give the Ceding Company notice that the reinsurance coverage shall terminate if the overdue reinsurance premiums with interest are not paid within 60 days from the remittance due date.

Notwithstanding such termination, the Ceding Company shall remain liable for the outstanding reinsurance premiums, plus interest to the date of payment.

The Ceding Company will not force termination under the provisions of this Section solely to avoid the provisions regarding recapture in Section 21, Recapture of Reinsurance, or to transfer the reinsured policies to another reinsurer.

SECTION 14.	POLICY FEES

There shall be no policy fees payable under this Agreement.

SECTION 15.	PREMIUM TAX

The Reinsurer shall reimburse the Ceding Company, if applicable, for its share of the premium tax that the Ceding Company is required to pay on business reinsured under this Agreement, in the manner set out in Exhibit 1, Reinsurance Specifications.

SECTION 16.	CURRENCY

Reinsurance shall be in the same currency as the Ceding Company policy unless otherwise agreed upon between the Ceding Company and the Reinsurer as set out in Exhibit 1, Reinsurance Specifications.

SECTION 17.	POLICY CHANGES

If any non-contractual change that changes the scheduled amounts of reinsurance or improves or extends the terms of coverage is made on a policy reinsured on an automatic basis or if any change is made to a policy reinsured on a facultative basis, the Reinsurer must give its consent thereto.

Policy changes shall be treated as follows:

(a)	Increase in Amount at Risk

(i)	Non-contractual Increases

If the amount of insurance is increased as a result of a non-contractual change, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures and will be considered new reinsurance under this Agreement. The Reinsurer’s approval is required if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits shown in Exhibit 3, The Reinsurer’s Automatic Participation Limits and Automatic Pool Binding Limits, or the Jumbo Limits shown in Exhibit 1, Reinsurance Specifications, or, if the original policy was reinsured on a facultative basis.

(ii)	Contractual Increases

For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit 3, The Reinsurer’s Automatic Participation Limits and Automatic Pool Binding Limits.

For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in the Reinsurer’s facultative offer.

Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

(b)	Decrease in Amount at Risk

If the policy is reduced in amount, the net amount at risk reinsured shall be reduced as of the same date and in the same proportion as the original terms.

Any contractual decrease in risk shall be treated in accordance with Section 10, Reinsurance Basis and Amount at Risk.

(c)	Plan Changes

On any plan change, the Reinsurer shall attempt to provide reasonable reinsurance terms for the new plan which take into account any new evidence received, new commissions paid and expenses incurred by the Ceding Company.

(d)	Term Conversions

Term conversions will not be reinsured under this Agreement.

SECTION 18.	TERMINATION OF REINSURANCE

If the policy is terminated by death, lapse, surrender or otherwise, the reinsurance shall terminate on the same date. If reinsurance premiums have been paid on the reinsurance for a period beyond the date of termination, there shall be a refund of prepaid reinsurance premium, without interest, in respect to that period.

If the policy continues in force without payment of premium during any days of grace or pending its surrender, whether such continuance be as a result of a policy provision or of a practice of the Ceding Company, the reinsurance shall continue with payment of reinsurance premium and shall terminate on the same date as the Ceding Company’s risk terminates.

If the policy continues in force because of the operation of an automatic premium loan provision or other such provision by which the Ceding Company receives compensation for its risk, then the reinsurance shall also continue and the Ceding Company shall pay to the Reinsurer the reinsurance premium for the period to the date of cancellation.

SECTION 19.	REINSTATEMENTS

If the policy was reinsured on an automatic basis and an application is made by the Policyholder for reinstatement in accordance with the terms of the policy, the reinsurance cession shall be reinstated automatically and the Ceding Company shall not be required to forward any documents to the Reinsurer.

Whenever an application is made by the Policyholder for reinstatement in accordance with the terms of the policy and the policy was originally reinsured facultatively, and when the reinstatement occurs 90 days or more after the policy has lapsed, copies of such application for reinstatement, any personal declaration or medical examination and any other underwriting document shall be forwarded by the Ceding Company to the Reinsurer together with an application for reinstatement of the reinsurance.

The Reinsurer shall notify the Ceding Company promptly of its acceptance or declination of the application for reinstatement.

The Reinsurer reserves the right to request papers on any reinstatement.

Reinsurance premiums shall be paid to the Reinsurer for whatever time period is covered by the premiums received by the Ceding Company. The Reinsurer shall receive interest on these reinsurance premiums for the same period and at the same rate as premiums collected by the Ceding Company on the policy. In the event that the policy is redated, the reinsurance premiums payable shall be at the appropriate policy year rate.

When a policy is reinstated by the Ceding Company, the reinsurance coverage shall be reconstructed in a like manner with respect to dating, coverage and payment of all reinsurance premiums in arrears from the date of lapse including any interest accrued thereon, provided the treatment of these falls within the Ceding Company’s normal rules. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance.

SECTION 20.	RETENTION LIMIT CHANGES

If the Ceding Company changes its Maximum Limits of Retention as shown in Exhibit 2, The Ceding Company’s Retention, it will provide the Reinsurer with written notice of the intended changes 30 days in advance of their effective date.

A change to the Ceding Company’s maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company’s retention schedule will not effect an increase in the total risk amount that it may automatically cede to the Reinsurer.

The Ceding Company’s quota share percentage retained as shown in Exhibit 1, Reinsurance Specifications, will remain unchanged for new and inforce business, unless otherwise negotiated between the parties.

SECTION 21.	RECAPTURE OF REINSURANCE

Whenever the Ceding Company increases its maximum limits of retention over the Ceding Company’s Maximum Limits of Retention set forth in Exhibit 2, the Ceding Company has the option to recapture certain risk amounts. The Ceding Company may only recapture on a risk where it retained less than its quota share percentage set forth in Exhibit 1, at issue, because retaining its full quota share percentage at the time of issue would have exceeded the Ceding Company’s maximum limits of retention at the time of issue. The amount of reinsurance that may be recaptured shall equal the difference between the amount originally retained and the current normal maximum retention limit, but not to exceed the original quota share percentage, set forth in Exhibit 1, at the time of issue.

Note: An increase in quota share will not effect recapture.

The Reinsurer shall permit the Ceding Company to recapture all or part of such existing reinsurance cessions provided:

(a)	The Ceding Company must give the Reinsurer written notification of its intent to recapture within 90 days of the effective date of such increase in retention.

(b)	The increase in retention must not be the result of an acquisition or merger by or with another company.

(c)	It is understood that the Ceding Company will not re-cede the business once it has been recaptured for a period of at least [redacted].

(d)	The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a policy has been in force for at least [redacted] for permanent plans, unless the parties to this Agreement agree upon a shorter period.

(e)	If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Section must be recaptured up to the Ceding Company’s new maximum retention limits in a consistent manner and the Ceding Company must increase its total amount of insurance on each reinsured life. The Ceding Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

(f)	If portions of the reinsured policy have been ceded to more than one reinsurer, the Ceding Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

(g)	The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture. For a policy issued as a result of a conversion, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

(h)	After the effective date of recapture, the Reinsurer will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked.

(i)	The terms and conditions for the Ceding Company to recapture reinsured policies, as a result of the insolvency of the Reinsurer, are set forth in Section 27.

(j)	No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention limits.

(k)	The Ceding Company shall recapture all cessions on the first policy anniversary following the reduction of the amount at risk to less than the Trivial Amount set forth in Exhibit 1, Reinsurance Specifications.

The following shall not apply to cessions recaptured due to falling below a Trivial Amount if provided for under this Agreement.

Upon recapture, the Reinsurer shall transfer to the Ceding Company an amount equal to the present value of future net cash flows due to the Reinsurer on the cessions to be recaptured (“Regular Recapture Amount”). In the event that the Regular Recapture Amount is positive, the transfer shall be made from the Ceding Company to the Reinsurer.

The Regular Recapture Amount shall be calculated by the Reinsurer as of the effective date of recapture using assumptions for mortality, expenses, lapses, and interest which were in effect as of the effective date of this Agreement. These assumptions shall exclude margins for adverse deviations. The Reinsurer shall notify the Ceding Company of the Regular Recapture Amount after which the Ceding Company shall have 60 days to agree to the recapture amount. Failure of the Ceding Company to respond to the Reinsurer within 60 days of being notified of the Regular Recapture Amount by the Reinsurer will result in no regular recapture.

SECTION 22.	ERRORS AND OMISSIONS

Any unintentional or accidental failure to comply with the terms of this Agreement which can be shown to be the result of an oversight, misunderstanding or clerical error, by either the Ceding Company or the Reinsurer, will not be deemed to be a breach of this Agreement. Upon discovery, the error will be corrected so that both parties are restored to the position they would have occupied had the oversight, misunderstanding or clerical error not occurred.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

The foregoing paragraphs in this Section 22 and the remedies provided therein will apply only to oversights, misunderstandings or clerical errors relating to the administration of reinsurance covered by this Agreement and in no event will relieve the Ceding Company from liability for the administration of the insurance provided by the Ceding Company to its insured.

Without limiting the procedures outlined below for “Late Reported Policies”, if either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement,

or failed to comply with its reporting requirements, the Reinsurer may require the Ceding Company to audit its records for similar oversights or errors. The Ceding Company is expected to correct such oversights or errors and to take the necessary actions to ensure that similar oversights or errors do not recur. If the Reinsurer receives no evidence that the Ceding Company has taken action to remedy such a situation, the Reinsurer reserves the right to limit its liability to correctly reported policies only.

Any negligent or deliberate acts or omissions by the Ceding Company regarding the insurance or reinsurance provided are the responsibility of the Ceding Company and not that of the Reinsurer.

The provisions in this Errors and Omissions Section shall not apply to the following circumstances:

•	Any claim made for a policy where the Ceding Company’s Standard Underwriting Guidelines have not been followed. The Reinsurer will support such claims at its discretion.

•

Any applications for facultative reinsurance for which the Reinsurer has not received written notification that its offer of facultative reinsurance has been accepted by the Ceding Company in accordance with Section 7, Commencement and Termination of Reinsurance Liability, (b) Facultative Reinsurance.

•

Any Late Reported Policies. The Reinsurer will not automatically accept any Late Reported Policies. For the purposes of this Section, a “Late Reported Policy” means any policy reported to the Reinsurer more than 2 years after the policy issue date.

•

Any Late Reported Terminations. The Reinsurer will not reimburse premiums on Late Reported Terminations. A “Late Reported Termination” for the purposes of this Section means a termination reported more than 2 years after the termination date of the policy. The Reinsurer will only refund 2 years’ premium.

•	Policies ceded automatically not in compliance with Section 3, Automatic Reinsurance.

SECTION 23.	TERMINATION OF LIABILITY DUE TO SYSTEMIC ERRORS OR LATE REPORTING OF INFORCE AND/OR TRANSACTION FILES

In addition to the conditions set forth in Section 22, Errors and Omissions, the Ceding Company’s correct and timely reporting of the business reinsured hereunder, as set forth in this Agreement, is a condition precedent to the Reinsurer’s continued liability of the business reinsured hereunder.

If the business reinsured hereunder or to be reinsured hereunder has not been reported to the Reinsurer, as set forth in this Agreement, due to a systemic error of the Ceding Company, the Reinsurer and the Ceding Company will endeavor in good faith to negotiate a mutually agreeable solution to the situation including but not limited to modifying the terms of this Agreement accordingly. If such negotiations fail, then the Reinsurer has the right to give the Ceding Company 30 business days prior written notice of its intention to suspend payment of any claims until the reporting as required under this Agreement is provided to the Reinsurer. The Ceding

Company may not apply the right of offset in the event that the Reinsurer has exercised its rights to suspend claim payment under this paragraph.

SECTION 24.	POLICY RESCISSION

If, after a policy involving reinsurance has been placed in force, new information received by the Ceding Company indicates that the policy might be rescinded, the Ceding Company shall report this information promptly to the Reinsurer.

Rescission expenses incurred by the Ceding Company’s full-time employees, including any routine investigative costs, shall be borne by the Ceding Company. Additional costs shall be shared by the Ceding Company and the Reinsurer proportionately, as long as each has agreed to participate.

It is understood that provisions for policy rescissions that occur after the death of the reinsured life are covered under subsection (c) of Section 25, Settlement of Claims.

SECTION 25.	SETTLEMENT OF CLAIMS

(a)	Notification

The Ceding Company will notify the Reinsurer immediately upon receiving notice of any claim involving reinsurance under this Agreement. Furthermore, it shall report promptly all information related to such claims as received by the Ceding Company.

It is understood that the Reinsurer’s review will not impair the Ceding Company’s freedom to determine its action on and settlement of a claim. The Ceding Company agrees that it will use its standard claim practices and guidelines in the adjudication of all claims on policies reinsured under this Agreement.

For claims incurred during the contestable period on risks ceded to the Reinsurer on an automatic basis, if the amount ceded to the Reinsurer is less than [text redacted] and the Ceding Company retained its retention as set out in Exhibit 2, the Reinsurer shall follow the Ceding Company’s decision regarding the settlement of such claims.

For claims incurred during the contestable period on risks ceded to the Reinsurer on an automatic basis, and when the amount ceded to the Reinsurer is [text redacted] or greater; or if the Ceding Company retained less than its retention as set out in Exhibit 2, the Ceding Company shall submit all papers in connection with the issuance of the policy and the claim to the Reinsurer for its review. The parties shall secure mutual agreement before the Ceding Company concedes liability or makes settlement of any claim on that policy.

For claims incurred during the contestable period on risks ceded to the Reinsurer on a facultative basis, the Ceding Company shall submit all papers in connection with the issuance of the policy and the claim to the Reinsurer for its review. The parties shall secure mutual agreement before the Ceding Company concedes liability or makes settlement of any claim on that policy.

The Reinsurer reserves the right to request all papers in connection with the issuance and claim of any policy at any time.

(b)	Payments

Settlement of the claim under this Agreement shall be made promptly, but no less frequently than quarterly, upon receipt by the Reinsurer of proper claims notice, proper copies of proofs of claim, completed Reinsurance Death Claim form, in basic accord with Exhibit 5 and the request for payment from the Ceding Company showing the amount of the claim paid, any interest paid on such claim by the Ceding Company, the date of payment and the amount due from the Reinsurer.

If, either by the terms of the contract or by the exercise of an option, payment under the policy is deferred or made in installments, the Reinsurer shall nevertheless make payment of its share in one sum.

If Waiver of Premium is reinsured under this Agreement, then, in the event of a total disability claim, the Ceding Company shall continue to pay to the Reinsurer the total gross reinsurance premium. The Reinsurer shall pay to the Ceding Company its share of the gross premium being waived, including any rider or supplementary benefit gross premiums being waived, taking into account any fractions of a year for which premiums have been waived.

If payment under the policy is delayed and interest is allowed on the proceeds by the Ceding Company, the Reinsurer shall pay interest on the reinsurance at the same rate and for the same period as the Ceding Company’s current claims practice, not to exceed the 90-day Treasury Bill rate unless a higher interest rate is required by law.

(c)	Litigation

The Ceding Company shall immediately notify the Reinsurer of any contested claim or of any litigation brought in connection with any claim, and will immediately forward to the Reinsurer copies of all pleadings. The Ceding Company shall also furnish all details of such action and shall furnish an itemized statement of expenses on an incurred basis.

Once the Reinsurer receives all documents (as required herein), the Reinsurer shall notify the Ceding Company in writing of the Reinsurer’s decision whether or not to participate in the litigation. If the Reinsurer notifies the Ceding Company in writing that it has elected not to participate in the litigation, the Reinsurer shall immediately pay the Ceding Company its share of the claim and expenses incurred to date. Once the Reinsurer has paid its share, it shall not be liable for any additional expenses associated with the litigation.

If the Reinsurer notifies the Ceding Company in writing that it has elected to participate in the litigation, it shall pay its share of legal or investigative expenses relating to the claim. The Reinsurer shall not reimburse expenses associated with non-reinsured policies. The Ceding Company will promptly advise the Reinsurer of all significant developments in the claim investigation and in the litigation. If there is a reduction in the liability under the policy, the Reinsurer shall pay its share of the reduced amount paid by the Ceding Company.

(d)	Adjustments for Misstatements of Age or Sex

In the event of a misstatement of age or sex on a reinsured policy, the Reinsurer’s liability will reflect the lesser face amount and will be adjusted from inception based on the correct age or sex, and any difference will be settled without interest.

(e)	Expenses

The Reinsurer will pay its share of reasonable claim investigation and/or legal expenses connected with contractual liability claims unless the Reinsurer has discharged its liability pursuant to this Section. If the Reinsurer has so discharged its liability, the Reinsurer will not participate in any expenses incurred thereafter.

The Reinsurer will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company’s home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company. Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

(f)	Extra-Contractual Damages

The Reinsurer shall not participate in Punitive Damages or Compensatory Damages that are awarded against the Ceding Company in connection with claims covered under this Agreement. The Reinsurer shall, however, pay its share of Statutory Penalties awarded against the Ceding Company in connection with claims covered under this Agreement if the Reinsurer elected in writing to participate as set forth in subsection (c) of this Section 25.

For purposes of this Section, the following definitions shall apply.

“Punitive Damages” are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

“Compensatory Damages” are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

“Statutory Penalties” are those amounts awarded as a penalty, but are fixed in amount by statute.

SECTION 26.	ARBITRATION

The Ceding Company and the Reinsurer mutually understand and agree that the wording and interpretation of this Agreement is based on the usual customs and practices of the insurance and reinsurance industry. While both parties agree to act in good faith in its dealings with each other, it is understood and recognized that situations may arise in which they cannot reach an agreement.

In the event that any dispute cannot be resolved to the Ceding Company and the Reinsurer’s mutual satisfaction, the dispute will first be subject to good-faith negotiation in an attempt to resolve the dispute without the need to institute formal arbitration proceedings.

If the officers cannot resolve the dispute, both parties agree that they will submit the dispute to formal arbitration. However, the Ceding Company and the Reinsurer may agree in writing to extend the negotiation period for an additional 30 days.

Should the dispute not be resolved through mutual negotiation within 30 days, the Ceding Company and the Reinsurer agree that the sole remedy for resolving any and all disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity, termination or rescission, shall be resolved by arbitration as herein provided.

All issues for arbitration shall be referred to three arbitrators which will be disinterested current or retired officers in good standing from life insurance or reinsurance companies that are unaffiliated with any party to this Agreement. One arbitrator will be chosen by the Ceding Company, one by the Reinsurer and the third by the aforesaid arbitrators. Should either party fail to choose its arbitrator within 30 days after receipt of written notice from the other party requesting it to do so, the requesting party shall name both arbitrators and they shall proceed in all respects as above stipulated. In the event that the first two arbitrators so chosen do not agree as to the third arbitrator within 30 days after both have been appointed as arbitrators, the third arbitrator shall be chosen by ARIAS-U.S. Each party shall present its case to the arbitrators within 90 days following the date of appointment of the third arbitrator.

The arbitrators shall look to the substantive rules of the law of the Province of Ontario as the law governing this Agreement. However, the arbitrators shall consider the Agreement an honourable engagement rather than merely a legal obligation and they are relieved of all judicial formalities. The decision and award of the majority of the arbitrators shall be final and binding upon the

Ceding Company and the Reinsurer. Judgment may be entered upon the award of the arbitrators in any court having jurisdiction.

Arbitration shall take place in Toronto, Ontario, Canada, unless the Ceding Company and the Reinsurer agree otherwise.

Each party shall bear the expense of its own chosen arbitrator and shall jointly and equally bear with the other the expense of the third arbitrator and of the arbitration. In the event two arbitrators are chosen by one party, as above provided, the expense of all arbitrators and the arbitration shall be equally divided between the two parties.

This provision concerning arbitration shall survive the termination, cancellation or rescission of the Agreement.

SECTION 27.	INSOLVENCY

In the event of the insolvency of the Ceding Company, reinsurance under this Agreement shall be payable directly to the Ceding Company or to its liquidator, receiver, conservator or statutory successor on the basis of the liability of the Ceding Company without diminution because of the insolvency of the Ceding Company or because the liquidator, receiver, conservator or statutory successor of the Ceding Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Ceding Company shall give written notice to the Reinsurer of the pendency of a claim against the Ceding Company that would involve a possible liability on the part of the Reinsurer, indicating the policy reinsured, within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership. During the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses that they may deem available to the Ceding Company or its liquidator, receiver, conservator or statutory successor. The expenses thus incurred by the Reinsurer shall be chargeable, subject to the approval of the Court, against the Ceding Company as part of the expenses of conservation or liquidation to the extent of a pro rata share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer.

In the event of the insolvency of the Reinsurer, the Ceding Company shall have the right, at any time during such insolvency, to recapture all business ceded to the Reinsurer.

Upon recapture, the Reinsurer shall transfer to the Ceding Company an amount equal to the present value of future net cash flows due to the Reinsurer on the cessions to be recaptured (“Insolvency Recapture Amount”). In the event that the Insolvency Recapture Amount is positive, the transfer shall be made from the Ceding Company to the Reinsurer.

The Insolvency Recapture Amount shall be calculated by the Ceding Company as of the effective date of recapture using assumptions for mortality, expenses, lapses, and interest which were in effect as of the effective date of this Agreement. These assumptions shall exclude margins for adverse deviations. The Ceding Company shall notify the Reinsurer of the Insolvency Recapture Amount after which the Reinsurer shall have 60 days to agree to the calculation.

To the extent permitted under the applicable law, the Ceding Company or the Reinsurer may offset any balance due under the Agreement against amounts owed to it by the other party.

SECTION 28.	INSPECTION OF RECORDS

The Reinsurer, or its duly authorized representatives, will have the right to visit the offices of the Ceding Company to inspect, examine, audit, copy and verify all records and documents of the Ceding Company relating to business covered under this Agreement during regular business hours after giving reasonable prior notice. The Ceding Company will cooperate with and facilitate any such inspection and upon request of the Reinsurer will make available to Reinsurer such officers and employees of the Ceding Company as the Reinsurer may reasonably request to provide information concerning the policies reinsured under this Agreement. The Ceding Company shall provide a reasonable workspace during the review.

All expenses of conducting the inspection will be borne solely by the Reinsurer other than those expenses incidental to cooperating with the audit and producing the requested materials. The Ceding Company and the Reinsurer will work together to reduce the costs of inspections to the fullest extent practicable by making documents and other data available electronically and taking such other steps as may be required to enable the conduct of “desk audits”.

This provision concerning inspection of records shall survive the termination, cancellation or rescission of the Agreement.

SECTION 29.	DURATION OF AGREEMENT

This Agreement shall be unlimited as to its duration but may be cancelled at any time insofar as it pertains to new reinsurance thereafter by either party giving 90 days notice of cancellation in writing. The Reinsurer shall continue to accept reinsurance during the 90-day period aforesaid and shall remain liable on all reinsurance granted under this Agreement until the termination or expiry of the insurance reinsured.

SECTION 30.	ASSUMPTION REINSURANCE

The Ceding Company shall not sell, assign, transfer, or otherwise dispose of all or part of the Ceding Company’s block of business reinsured under this Agreement without written approval from the Reinsurer. Such written approval shall not be unreasonably withheld.

SECTION 31.	FEDERAL TAXES

The Ceding Company and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective as of the Effective Date of this Agreement and for all subsequent taxable years for which this Agreement remains in effect.

(a)	The term “party” shall refer to either the Ceding Company or the Reinsurer as appropriate.

(b)	The terms used in this Section are defined by reference to Regulation 1.848-2 in effect December 1992.

(c)	The party with the net positive consideration for this Agreement for each taxable year shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(d)	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

(e)	The Ceding Company shall submit a schedule to the Reinsurer by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations shall be accompanied by a statement stating that the Ceding Company shall report such net consideration in its tax return for the preceding calendar year.

(f)	The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company by June 1. If the Reinsurer does not so notify the Ceding Company, the Ceding Company shall report the net consideration as determined by the Ceding Company in the Ceding Company’s tax return for the previous calendar year.

(g)	If the Reinsurer contests the Ceding Company’s calculation of the net consideration, the parties shall act in good faith to reach an agreement as to the correct amount by July 1. If the Ceding Company and the Reinsurer reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

The Reinsurer and the Ceding Company represent and warrant that they are subject to U.S. taxation under Subchapter L of Chapter 1 of the Internal Revenue Code.

SECTION 32.	CONFIDENTIALITY

The Ceding Company and the Reinsurer agree that Customer Information and Proprietary Information shall be treated as confidential. Customer Information includes, but is not limited to, medical, financial and other personal information about proposed, current and former policyowners, insureds, applicants and beneficiaries of policies issued or insured by the Ceding Company. Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms and the specific terms and conditions of this Agreement. Confidential information does not include:

(a)	Information that is publicly available,

(b)	Information acquired from third parties that are not themselves subject to confidentiality agreements with respect to such information.

The parties shall not disclose such information to any other parties unless agreed to in writing between the Ceding Company and the Reinsurer, except as necessary for retrocession purposes, as requested by external auditors, as required by court order or as required or allowed by law or regulation.

The Ceding Company acknowledges that the Reinsurer can aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Ceding Company.

SECTION 33.	SEVERABILITY

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

SECTION 34.	COMPLIANCE

This Agreement applies only to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed.

The Ceding Company and the Reinsurer each for its part undertakes that it will discharge its duties under all applicable anti-money laundering legislation and relevant regulations, and specifically under proceeds of crime (money laundering) and terrorist financing acts and regulations, as such legislation and regulations exist from time to time. The Ceding Company and the Reinsurer each for its part agrees that it will be solely responsible for any and all fines and/or penalties levied or assessed, whether on it or on the other party, by reason of its failure to discharge its said duties.

The Ceding Company represents and warrants, to the best of its knowledge, that it is in compliance with all of the state and federal laws applicable to the business reinsured under this Agreement. In the event that the Ceding Company is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and the Ceding Company will indemnify the Reinsurer for any direct loss the Reinsurer suffers as a result of the non-compliance, and will seek to remedy the non-compliance.

SECTION 35.	OFFSET

The Reinsurer and the Ceding Company will have recoupment rights and will have the rights of offset as described hereunder. It is recognized and mutually intended that the rights of offset under this Agreement extend to mutual debts and credits owed between the named parties to this Agreement resulting solely from the operation of this Agreement.

The Ceding Company and the Reinsurer will have and may exercise, at any time and from time to time, the right to offset any amounts due from one party to the other party hereto under the terms of this Agreement resulting solely from the operation of this Agreement.

If one of the parties to this Agreement is placed in liquidation, receivership or rehabilitation or is otherwise declared impaired or insolvent, offset will be allowed as set forth above, and any amount or amounts due or to become due under this Agreement accruing from obligations incurred or loss events or occurrences taking place prior to the appointment of a liquidator, receiver or rehabilitator or to a declaration of impairment or insolvency, or after such appointment or declaration, will be deemed mutual in time and capacity and such debts and credits will be offset against one another whether the balances due or to become due are on account of premiums or losses including, but not limited to, paid losses and loss reserves or otherwise.

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Ceding Company or the Reinsurer with respect to this Agreement between the Ceding Company and the Reinsurer are deemed mutual debts or credits, as the case may be, and will be set off, and only the balance will be allowed or paid.

This provision will not be affected by the insolvency of either party to this Agreement.

SECTION 36.	NON-WAIVER

Neither the failure nor any delay on the part of the Ceding Company or the Reinsurer to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege shall preclude the further exercise of that right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. No waiver of any right, remedy, power or privilege with respect to any occurrence shall be construed as a waiver of that right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and signed by the party granting the waiver.

SECTION 37.	EFFECTIVE DATE

The effective date of this Agreement shall be the 1st day of October, 2008.

SECTION 38. EXECUTION OF AGREEMENT

IN WITNESS WHEREOF, the Ceding Company and the Reinsurer, by their respective authorized officers, have caused this Agreement to be executed on the dates shown below in duplicate, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ Susan Gile	By:	/s/ Robert Shaw
Title:	VP, Individual Markets	Title:	SR VP, Individual Markets
Date:	12-24-08	Date:	12-23-08

THE CANADA LIFE ASSURANCE COMPANY

By:	/s/ Tom O’Sullivan	By:	/s/ Jeff Poulin
	Tom O’Sullivan, FSA, FCIA, MAAA Vice President and Actuary Life Reinsurance		Jeff Poulin, FSA, FCIA Vice President Life Reinsurance

Date:	December 29, 2008	Date:	December 30, 2008

Exhibit 1-9 have been redacted.

Amendment No. 1

To the Automatic YRT Reinsurance Agreement

Effective October 1, 2008,

Reference Number: QARYR1-0810,

between

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

domiciled in Greenwood Village, Colorado, U.S.A.

(hereinafter referred to as “the Ceding Company”)

and

THE CANADA LIFE ASSURANCE COMPANY

domiciled in Toronto, Ontario, Canada

(hereinafter referred to as “the Reinsurer”)

It is hereby declared and agreed that effective August 1, 2010, the above-referenced Agreement shall be amended to include the following changes.

Exhibit 1, Reinsurance Specification, Exhibit 2, The Ceding Company’s Retention, and Exhibit 3, The Reinsurer’s Automatic Participation Limits shall be revised to reflect additional coverage for policies issued in excess of the Ceding Company’s Maximum Limits of Retention.

This Amendment does not alter, amend or modify the Agreement other than as set forth in this Amendment, and is subject otherwise to all the terms and conditions of the Agreement together with all the amendments and supplements thereto.

IN WITNESS WHEREOF, the Ceding Company and the Reinsurer, by their respective authorized officers, have caused this Amendment to be executed on the dates shown below in duplicate, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ Susan Gile	By:	/s/ Ron Laeyendecker
Title:	V.P. Individual Markets	Title:	Sr. Vice President
Date:	8-3-10	Date:	8/3/10

THE CANADA LIFE ASSURANCE COMPANY

By:	/s/ Garry MacNicholas	By:	/s/ Jean-Francois Poulin
Title:	SVP Reinsurance	Title:	Vice President, Life Reinsurance
Date:	8-6-10	Date:	August 9, 2010

QARYR1-0810 Amendment No. 1

1

(Effective August 1, 2010)

Exhibits 1 – 3 are redacted.

QARYR1-0810 Amendment No. 1

2

Amendment No. 2

To the Automatic YRT Reinsurance Agreement

Effective October 1, 2008,

Reference Number: QARYR1-0810,

between

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

domiciled in Greenwood Village, Colorado, U.S.A.

(hereinafter referred to as “the Ceding Company”)

and

THE CANADA LIFE ASSURANCE COMPANY

domiciled in Toronto, Ontario, Canada

(hereinafter referred to as “the Reinsurer”)

Exhibit 1, Reinsurance Specifications and Exhibit 2, The Ceding Company’s Retention both effective August 1, 2010 shall be replaced with the attached revised exhibits effective July 1, 2010 to reflect that the Reinsurer shall accept for reinsurance under this Agreement business originally issued by First Great-West Life & Annuity Insurance Company for policies issued in New York and ceded to the Reinsurer through the Ceding Company.

[Text redacted.]

It is understood that Section 28, Inspection of Records under the Agreement shall also extend to any policies reinsured under this Agreement by First Great-West Life & Annuity Insurance Company.

This Amendment does not alter, amend or modify the Agreement other than as set forth in this Amendment, and is subject otherwise to all the terms and conditions of the Agreement together with all the amendments and supplements thereto.

IN WITNESS WHEREOF, the Ceding Company and the Reinsurer, by their respective authorized officers, have caused this Amendment to be executed on the dates shown below in duplicate, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ Ron Laeyendecker	By:	/s/ Susan Gile
Title:	Sr. Vice President	Title:	Vice President, Individual Markets
Date:	9/15/10	Date:	9/15/10

QARYR1-0810 Amendment No. 2

1

THE CANADA LIFE ASSURANCE COMPANY

By:	/s/ Garry MacNicholas	By:	/s/ Jean-Francois Poulin
	Garry MacNicholas, FSA, FCIA		Jean-Francois Poulin, FSA, FCIA
	Senior Vice-President		Vice-President, Life Reinsurance

Date:	Sept. 16, 2010	Date:	Sept. 20, 2010

QARYR1-0810 Amendment No. 2

2